January 25, 2013

Via EDGAR

United States Securities and Exchange Commission

100 F Street, N.E. Mailstop 3561

Washington D.C., 20549-7010

Attention: Susan Block

Re:	Camp Nine, Inc. Registration Statement on Form S-1 Filed November 13, 2012 File No. 333-184881

Dear Mrs. Block:

I write on behalf of Camp Nine, Inc. (the “Company”) in response to Staff’s letter of December 10, 2012, by Susan Block, Attorney-Advisor, of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced Registration Statement on Form S-1, filed November 13, 2012, (the Comment Letter”).

Paragraph numbering used for each response corresponds to the numbering used in the Comment letter.

general

1.                   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

The Company only provides a copy of the prospectus to potential investors. No research reports concerning the Company have either been published or distributed.

2.                   It appears from your disclosure that you may be a shell company pursuant to Rule 405 of the Securities Act. Please revise to disclose your status as a shell company or explain why you believe you are not a shell company.

In response to this comment, the following language has been added to the Prospectus cover page:

“We are currently considered a “shell company” within the meaning of Rule 12b-2 under the Exchange Act, in that we currently have nominal operations and nominal assets other than cash.  Accordingly, the ability of holders of our common stock to re-sell their shares may be limited by applicable regulations.  Specifically, the securities sold through this offering can only be resold through registration under the Securities Act of 1933, pursuant to Section 4(1) of the Securities Act, or by meeting the conditions of Rule 144(i) under the Securities Act.”

In addition, a new risk factor regarding these matters has been added to Page 12. Finally, the discussion regarding “Rule 144 Shares” on Page 23 has been expanded to explain in detail the implications of being designated a shell company with regard to Rule 144.

3.                   Please revise throughout to clarify that Mr. Garcia is the sole officer and director. We note references throughout your filing to your “officers” and “directors.”

In response to this comment, the Company has revised the Form S-1 so that all references to the current officer and director are in the singular.

Registration Fee Table, page 1

4.                   It appears that you are registering a number of shares of your common stock. As such, please revise to indicate that you are registering under Rule 457(a), rather than Rule 457(o) or advise.

The registration fee was determined based on the maximum aggregate offering price of all the securities being registered. The column showing the number of shares to be registered has been deleted.

Cover Page of the Prospectus, page 2

5.                   5. Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, please disclose on your prospectus cover page that you are an emerging growth company.

In response to this comment, the following language has been added to the Prospectus cover page:

We are currently an "emerging growth company" as defined under the Jumpstart our Business Startups Act ("JOBS Act").  As an "emerging growth company", we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not "emerging growth companies." These exemption are discussed in more detail in the Emerging Growth Company Status Risk Factor on Page 6.

6.                   Please indicate that there currently is no public market for your common stock. Please also disclose here that you intend to apply through FINRA to the over-the-counter bulletin board, but that there is no guarantee that your common stock will be accepted for quotation.

In response to this comment, the following language has been added to the Prospectus cover page:

There is currently no market for our shares. We cannot give you any assurance that the shares you purchase will ever have a market or that if a market for our shares ever develops, that you will be able to sell your shares. In addition, even if a public market for our shares develops, there is no assurance that a secondary public market will be sustained.

The shares you purchase are not traded or listed on any exchange. After the effective date of the registration statement, we intend to have a market maker file an application with the Financial Industry Regulatory Authority to have our common stock quoted on the OTC Bulletin Board. We currently have no market maker who is willing to list quotations for our stock. Further, even assuming we do locate such a market maker, it could take several months before the market maker’s listing application for our shares is approved.

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Summary, page 5

7.                   Please revise to include your revenues and net losses as of the most recent audited period and interim period, as applicable. In addition, disclose your monthly "burn rate" and how long your present capital will last at that rate. Please also disclose your current cash balance on hand as of the most recent practicable date and update that with any subsequent amendment.

In response to this comment, the Company has revised the first paragraph of the Summary on page 5 to read as follows:

We were incorporated as Camp Nine, Inc. on May 31, 2012, in the State of Nevada for the purpose of designing, manufacturing, and marketing surfboards. We are a development stage company and have not generated significant sales to date. As of January 14, 2013, we had $7,838 in cash. During the quarter ended November 30, 2012 we had revenues of $2,149 and a cost of goods sold of $1,850 for a gross margin of $299. During that same period we had operating expenses of $9,319. Thus we suffered a net loss of $9,020 during the quarter ended November 30, 2012. If we continue to suffer losses at our current rate of approximately $9,000 per quarter, then we will not have sufficient capital to continue operations beyond February 28, 2013. Additionally, we currently have limited liquidity, and have not completed our efforts to establish a stabilized source of revenues sufficient to cover operating costs over an extended period of time. For these and other reasons, our independent auditors have raised substantial doubt about our ability to continue as a going concern. Accordingly, we will require the $20,000 of equity funding sought in this prospectus.

8.                   We note your disclosure in the last sentence of the first paragraph, indicating that you will require additional financing. Please quantify the additional funding you anticipate you will need to develop your business plan. To the extent you discuss future business plans in your filing, please revise to provide timeframes and the material steps needed to accomplish your goals. To the extent you will need additional funding, please make that clear, as well. If the needed financing is currently not available to you, please also make that clear.

In response to this comment, in the last sentence of the first paragraph of the Summary on Page 5 the Company provided that it would require the $20,000 of additional equity funding sought in the offering to continue moving forward and added the following as the third paragraph of the Summary on page 5:

If we fail to raise $20,000 in our offering, then we anticipate that Mr. Garcia will fund any shortfall we may experience. We do not currently expect to solicit additional outside investment in the form of debt or equity for that purpose. However, Mr. Garcia has not signed a written agreement to provide the any necessary funding, but has only expressed his it as his desire to do so. Thus, we do not have a legally binding commitment from Mr. Garcia and likely could not compel him to provide additional funding should he chose not to provide it.

Additionally, the first Paragraph on Page 5 was updated to provide the financials for the quarter ended November 30, 2012 and to provide the following information regarding the development of our business plan:

Upon receipt of the additional funding, then we plan to manufacture additional surfboards for sale. This process generally takes 4-6 weeks.

Risk Factors, page 6

9.                   Please revise to add risk factors that discuss the risk that it may not be possible for you to have adequate internal controls because one person occupies all of the corporate positions, and the risk that there may not be funds available for net income because the sole director and officer will determine his salary and perquisites or explain why these risk factors are not necessary

In response to this comment, the Company added the following risk factors on Page 9 and Page 9, respectively:

Because one party currently occupies all corporate positions, we have a material weakness in our internal control over financial reporting.

Our internal control over financial reporting is not effective. Our management identified the following material weaknesses in our internal control over financial reporting, which are indicative of many small companies with small staff: (i) inadequate segregation of duties and effective risk assessment; and (ii) insufficient written policies and procedures for accounting and financial reporting with respect to the requirements and application of both US GAAP and SEC guidelines.

Because our president, Mr. Garcia, is the sole officer and director, he will determine his salary and any perquisites, and thus there may not be any net income.

Mr. Garcia is our sole officer and director. Additionally, he currently owns 100% of the outstanding shares of our common stock, and, upon completion of this offering, will own 82.46% of our outstanding common stock if the maximum number of shares are sold.  As the sole officer and director, Mr. Garcia will have the ability to set his own compensation and perquisites. Thus Mr. Garcia possesses the ability to take a salary and receive perquisites at such a level that we would have no net income. While Mr. Garcia does not currently take a salary or receive any perquisites, the interests of Mr. Garcia may still differ from the interests of the other stockholders.

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If we do not obtain additional financing, our business may fail, page 7

10.                Please revise the heading to quantify the amount of additional funds you require to develop your business.

In response to this comment, the Company has revised the heading to read as follows:

If we do not obtain additional financing of approximately $20,000, our business may fail.

If a market for our common stock does not develop, page 10

11.                Please revise to clarify that there is no guarantee that your common stock will ever be quoted on the OTC Bulletin Board.

In response to this comment, the Company added the bolded, underlined language to the following paragraph on Page 10:

Prior to this offering, there has been no public market for our securities and there can be no assurance that an active trading market for the securities offered herein will develop after this offering, or, if developed, be sustained. We anticipate that, upon completion of this offering, the common stock will be eligible for quotation on the OTC Bulletin Board. If for any reason, however, our securities are not eligible for initial or continued quotation on the OTC Bulletin Board, never become eligible to be listed on the OTC Bulletin Board or a public trading market does not develop, purchasers of the common stock may have difficulty selling their securities should they desire to do so and purchasers of our common stock may lose their entire investment if they are unable to sell our securities.

Use of Proceeds, page 12

12.                Accompanying the disclosure regarding use of proceeds, if less than all the shares are sold, please revise to indicate how many surfboards you anticipate being able to make if 75%, 50% or 25% of the proceeds are raised. Also, provide a timeframe for producing the surfboards to accompany the different levels of funding raised and timeframes for any material steps involved in order to produce the surfboards or otherwise develop your business.

In response to this comment, the Company revised the table and footnotes on pages 12 and 13 to reflect the number of surfboards that could be expected to be manufactured depending on the amount of proceeds raised. The 4-6 weeks manufacturing time frame for the production of the surfboards was also included. The foregoing time frame is the same regardless of the amount of proceeds raised.

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Description of Business, page 19

13.                Please revise to state as your belief that you are able to limit your liability by designing, manufacturing, marketing and selling of surfboards in your wholly owned LLC subsidiary.

In response to this comment, the Company, added the bolded, underlined language to the following paragraph on page 19:

We were incorporated as Camp Nine, Inc. in the State of Nevada on May 31, 2012, for the purpose of designing, manufacturing, marketing and selling surfboards. In an attempt to limit our liability, the actual designing, manufacturing, marketing and selling of surfboards occurs in our wholly owned subsidiary, Camp Nine, LLC, a Hawaii limited liability company. We believe that by having all of the foregoing occur in Camp Nine, LLC, lawsuits would be confined to Camp Nine LLC and not the parent company, Camp Nine Inc. Camp Nine, LLC, was organized on May 23, 2011, in the State of Hawaii.

14.                Please provide support for your beliefs that most surfboards have limited graphics and are generally blank except for some small decals, or revise to remove these statements.

In response to this comment, the Company revised the statements regarding graphics on Page 21 to read as follows:

Our surfboards have extensive graphics and colors. We emphasize this in the promotion of our surfboards by referring to them as art. We believe that our graphics, will serve to attract customers who appreciate extensive graphics and colors.

15.                We note your reference to data about the surfer population from 2007. If available, please revise to update your disclosure with more recent and relevant data.

Our research efforts were unable to produce more recent data.

16.                We note that you will rely on independent contractors for the production of your surfboards. Please expand your disclosure here to discuss the existence or non-existence of any production or distribution arrangements and file any agreements with the next amendment.

In response to this comment, the following statement was added as Risk Factor on Page 8 and on Page 19 under the Surfboard Manufacturing Process:

Although we plan to pursue written agreements with our independent contractors to provide goods to us at their respective and customary rates upon request, we do not currently have a written agreement in place with our independent contractors. Each of these functions requires the services of persons in high demand and these persons may not always be available. The implementation of our business plan and ability to services our customers may be impaired if we are not able to secure written agreements with our independent contractors. In addition, because we do not have written agreements with our independent contractors, they could refuse to produce surfboards, reduce the number of surfboards that they provide or change the terms and prices under which they normally supply our surfboards. The occurrence of any such conditions will have a materially negative effect upon our reputation and our ability to distribute our surfboards, which will cause a material reduction in our revenues.

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17.                Please provide support for your belief that local manufacturers of surfboards possess a high degree of brand loyalty or revise to remove this statement.

In response to this comment, the Company revised the statements regarding graphics on Page 21to read as follows:

Although local manufacturers enjoy brand recognition, it is not as great. We believe that manufacturers do possess a high degree of brand loyalty though. Local manufacturers frequently custom shape surfboards to the particular requests of their customers. It is our belief that if a customer is pleased with the surfboard, then they will generally return to that manufacturer when they need a new surfboard. We also believe that, for this same reason, national manufacturers also enjoy brand loyalty.

Products and Pricing, page 20

18.                Please expand upon your description of your various surfboard models. You indicate that the current description is taken from your website. These descriptions appear to be for people already familiar with different types of surfboards. As such, please expand upon your descriptions.

In response to this comment, the Company revised the descriptions on Page 20 as follows:

•	Ace 1

o	The Ace 1 is considered a high performance shortboard . This surfboard is for the more advanced surfer that excels at catching waves in all conditions. Performance is the design emphasis for this model. It is a good surfboard for waves up to 8-10 feet but is not suitable for waves beyond that height.

•	Bandito

o	The Bandito is considered a medium performance shortboard . This model is designed to allow the surfer to more easily catch waves than with the Ace 1. Its greater wave catching capacity does come at a cost though. It is less maneuverable than is the Ace 1 once the surfer is on the wave. Although less maneuverable, it is still a good surfboard for waves up to 8-10 feet but is not suitable for waves beyond that height.

•	Hot Pocket

o	The Hot Pocket is considered a fun shortboard. As such this surfboard was designed with an emphasis on making it easy to catch waves and ride them without worrying about maneuverability on the wave. It is a good surfboard for waves up to 6 feet but is not suitable for waves beyond that height.

19.                We note the prices that are listed here. From your website, it appears that you are offering some at prices discounted from the original prices. Please update your disclosure or add disclosure to indicate that you may sell at prices discounted from these disclosed prices from time to time or advise.

In response to this comment, the Company revised the pricing on Page 20 as follows:

•	Ace 1

o	The model is generally priced at $675. The majority of our sales have occurred as that price point. However, we have had sales wherein this model was sold for as little as $400.

•	Bandito

o	The model is generally priced at $675. The majority of our sales have occurred as that price point. However, we have had sales wherein this model was sold for as little as $550.

•	Hot Pocket

o	The model is generally priced at $675. The majority of our sales have occurred as that price point. However, we have had sales wherein this model was sold for as little as $450.

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Employees, page 22

20.                Consistent with your disclosure on page 9, please expand your disclosure here to clarify that Mr. Garcia devotes 5 to 15 hours per week to your business.

In response to this comment, the Company added the bolded, underlined language to the following paragraph on Page 22:

We have no other employees other than our sole officer and director, Michael Garcia. Mr. Garcia is our President, CEO, CFO, and sole member of the Board of Directors.   Mr. Garcia oversees all responsibilities in the areas of corporate administration, product design and manufacture, and marketing. These responsibilities require Mr. Garcia approximately 5 to 15 hours to discharge. Additional individuals may be engaged as independent contractors to assist in our manufacturing process on an as-needed basis. As our planned operations commence and as we begin to generate revenues, we may expand our current management in the future to retain skilled directors, officers, and employees with experience relevant to our business focus

Description of Property, page 22

21.                Please briefly describe the property you maintain in Honolulu, Hawaii, and describe the existence and nature of any lease arrangements.

In response to this comment, the Company added the bolded, underlined language to the following paragraph on Page 22:

We do not own any real property.  We maintain our corporate office at 1065 Kawaiahao St Ste 2207, Honolulu, Hawaii 96814. We do not have a lease or any other right to occupy the property, but are allowed to use it by our President, Mr. Garcia.

Plan of Operation, page 25

22.                Absent a written guarantee, please revise your disclosure at the bottom of page 27 to clarify that there is no guarantee that Mr. Garcia will fund your legal and operating compliances expenses through additional capital infusions. If you have a written agreement with Mr. Garcia, please file it. If it is a verbal commitment, please indicate that.

In response to this comment, the Company included the following language at the bottom of Page 27:

However, Mr. Garcia has not signed a written agreement to provide the any necessary funding, but has only expressed his it as his desire to do so. Thus, we do not have a legally binding commitment from Mr. Garcia and likely could not compel him to provide additional funding should he chose not to provide it.

Michael Garcia, page 28

23.                Please revise to include a five-year business description for Mr. Garcia, including companies, positions, and stop and start months. Please also disclose the date upon which Mr. Garcia began to serve you is his respective officer and director positions.

In response to this comment and comment 24, the Company revised the description of the background and business experience of Mr. Garcia to read as follows:

Michael Garcia.  Mr. Garcia currently works as an independent contractor for Mokuaina Properties a real estate development firm in Honolulu, Hawaii where he handles the social media and information technology for the firm.  Mr. Garcia duties with this firm require that he devoted between 30-40 hours per week to the firm. He began working for Mokuaina as an independent contractor in March 2012. Prior to working for Mokuaina as an independent contractor, Mr. Garcia was an employee of Mokuaina from March 2010 until March 2012. During that time frame Mr. Garcia performed the same social media and information technology tasks that he is currently providing in his capacity as an independent contractor to the firm. Prior to working with Mokuaina, Mr. Garcia worked as a Money Coach for Tardus Wealth Strategies from June 2009 to June 2010 wherein he provided financial advice to individuals. From January 2007 until June 2009, Mr. Garcia provided promotional services for various nightclubs in Honolulu as an independent contractor.

Mr. Garcia creates the design dimensions and graphics for our surfboards and oversees the process of designing and manufacturing our surfboards. The foregoing activities generally require about 5 to 15 hours of Mr. Garcia’s time to complete weekly. There are no other items of specific professional experience, qualification or skills that led to his appointment as our sole officer and director. Mr. Garcia has been the sole officer, director and manager of Camp Nine, Inc., and Camp Nine, LLC, since inception on May 31, 2012 and May 23, 2011, respectively.

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24.                Please clarify if Mr. Garcia is employed on a full-time basis with the real estate development firm, and also clarify that Mr. Garcia devotes 5 to 15 hours per week to your business.

Please see the response to the prior comment, comment 23.

In addition, enclosed herewith please find an acknowledgement letter from the Company.

Please feel free to contact me should you require additional information at (702) 384-5563.

Sincerely,

BROWN, BROWN & PREMSRIRUT

/s/ Puoy Premsrirut

Puoy Premsrirut, Esq.

Enclosure (Acknowledgment by the Company)

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